Exhibit 99.3
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Charles Jeannes, Chief Executive Officer of Goldcorp Inc., certify the following:
1.	Review: I have reviewed the unaudited condensed interim consolidated financial statements and interim Management’s Discussion and Analysis (“MD&A”) (together, the “interim filings”) of Goldcorp Inc. (the “issuer”) for the interim period ended March 31, 2011;

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the unaudited condensed interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings,
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is Internal Control — Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A.

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A
(a)	the fact that the issuer’s other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of
(i)	Minera Alumbrera Limited (“Alumbrera”), a proportionately consolidated entity in which the issuer has a 37.5% interest; and

(ii)	Andean Resources Limited, a wholly owned subsidiary which was acquired by the issuer on December 29, 2010 and which indirectly owns a 100% interest in the Cerro Negro gold project (“the Cerro Negro gold project”); and
(b)	summary financial information about Alumbrera, which has been proportionately consolidated in the issuer’s unaudited condensed interim consolidated financial statements, and the Cerro Negro project, which has been consolidated in the issuer’s unaudited condensed interim consolidated financial statements.
6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 4, 2011

/s/ Charles Jeannes
Signature:	Charles Jeannes
Title:	Chief Executive Officer